MEMORANDUM OF CHANGES

               DELAWARE-VOYAGEUR UNIT INVESTMENT TRUST, SERIES 10

         The Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of bonds on May 22, 1997, and to set forth certain statistical data based thereon.

         COVER PAGE. The series number and the Trust has been added. Information relating to the sales charge and the price of the offering if the units were available for purchase at the opening of business on the Initial Date of Deposit is set forth in the "Public Offering Price" section.

         PAGE 3. The "Summary of Essential Financial Information" table has been completed.

         PAGES 8-9.     The following information for the Trust appears on the
                        pages indicated:

                        Summary data regarding the composition of the portfolio of the Trusts.

                        The Portfolio for the Trust.

         PAGE 10.       The Notes to Schedule of Investments has been completed.

         PAGE 12.       The Independent Auditors' Report has been completed.

         PAGE 13.       The Statement of Net Assets has been completed.

         PAGE 27. In the section "Offering Price," the differences between the offering side evaluations and the bid side evaluations of the Bonds in the Trusts have been set forth.

         PAGE 28. The dealer concession has been set forth in the "Public Offering" section.

         PAGE 28. The percentage of the aggregate principal amount of the Securities in the Trusts in which the Sponsor or affiliates of the Sponsor have participated as underwriters or members of the underwriting syndicate has been set forth in the "Sponsor and Underwriter Compensation" section.

         BACK COVER     The Series number, the Trust in the Fund and the date of
                        the Prospectus have been included.